                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. ___________)



                     Vasco Data Security International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92230Y104
                         ------------------------------
                                 (CUSIP Number)

                                  July 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)
[ X ]       Rule 13d-1(c)
[   ]       Rule 13d-1(d)

                                  SCHEDULE 13G

                                                                          2 of 5


CUSIP No.  92230Y104
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     Ubizen N.V.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)   [  ]

     (b)   [  ]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Belgium
--------------------------------------------------------------------------------

NUMBER OF SHARES       5. SOLE VOTING POWER                            1,872,105
BENEFICIALLY OWNED     ---------------------------------------------------------
BY EACH REPORTING
PERSON WITH:           6. SHARED VOTING POWER                                -0-
                       ---------------------------------------------------------

                       7. SOLE DISPOSITIVE POWER                       1,872,105
                       ---------------------------------------------------------

                       8. SHARED DISPOSITIVE POWER                           -0-
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,872,105
--------------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [  ]
--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     6.4%*
--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO
--------------------------------------------------------------------------------

* This percentage is based on the total number of shares of Common Stock actually outstanding on July 18, 2000 as reported by Issuer to the Reporting Person and assumes no options or warrants held by others are exercised and no convertible securities held by others are converted.

                                  SCHEDULE 13G

                                                                          3 of 5

ITEM 1.

(a)      Name of Issuer:

         Vasco Data Security International, Inc.


(b)      Address of Issuer's Principal Executive Offices:

         1901 Meyers Road
         Suite 210
         Oakbrook Terrace
         IL 60181


ITEM 2.

(a)      Name of Person Filing:

         Ubizen N.V.


(b)      Address of Principal Business Office:

         Grenstraat 1B
         B-3010 Leuven
         Belgium

(c)      Citizenship or Place of Organization:

         Belgium

(d)      Title of Class of Securities:

         Common Stock

(e)      CUSIP Number:

         92230Y104


ITEM 3.

If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

Not Applicable

                                  SCHEDULE 13G

                                                                          4 of 5

ITEM 4. OWNERSHIP

(f)  Amount beneficially owned:                                        1,872,105
(g)  Percent of class:                                                     6.4%*
(h)  Number of shares as to which the person has:
     (i)    Sole power to vote or to direct the vote:                  1,872,105
     (ii)   Shared power to vote or direct the vote:                         -0-
     (iii)  Sole power to dispose or to direct the disposition of:     1,872,105
     (iv)   Shared power to dispose or to direct the disposition of:         -0-


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable


* This percentage is based on the total number of shares of Common Stock actually outstanding on July 18, 2000 as reported by Issuer to the Reporting Person and assumes no options or warrants held by others are exercised and no convertible securities held by others are converted.

                                  SCHEDULE 13G

                                                                          5 of 5

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: August 1, 2000
                                         FOR AND ON BEHALF OF
                                         UBIZEN N.V.

                                         /s/ STIJN BIJNENS
                                         ---------------------------------------
                                         Name:  Stijn Bijnens
                                         Title: Chief Executive Officer